

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2011

Peter G. Matthews, President
Rival Technologies, Inc.
2360 Corporate Circle, Suite 400
Henderson, NV 89074

      Re: Rival Technologies, Inc.
            Form 8-K
            Filed March 16, 2011
            File No. 0-49900

Dear Mr. Matthews:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

You may contact me at (202) 551-3732 with any questions.

            Sincerely,

            Melinda Hooker
            Staff Accountant